FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Mortgage Securities, Inc.	0001199476
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, February 18, 2004, Series 2004-2	333-100675

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 18, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:______________________________
Name: Michael Commaroto
Title: President

By:______________________________
Name: Steve Katz
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Deutsche Alt-A Securities, Inc.
FICO < 660; DMSI04-2XS

Deutsche Bank

FICO	Current Principal Balance	% of Current Principal Balance	Number of Loans	nzwa FICO	wa LTV
<= 0	130,902.92	0.17	2	0	75.49
581 - 585	91,197.33	0.12	1	581	75.00
586 - 590	154,525.02	0.20	1	588	43.66
591 - 595	155,785.18	0.20	1	592	65.00
596 - 600	625,392.21	0.81	3	599	70.99
601 - 605	437,236.18	0.57	3	603	70.90
606 - 610	2,166,233.89	2.82	5	607	75.51
611 - 615	2,327,105.12	3.02	10	613	77.10
616 - 620	1,828,978.82	2.38	11	619	77.14
621 - 625	6,247,063.95	8.12	35	623	84.66
626 - 630	4,526,190.45	5.88	27	628	89.18
631 - 635	6,717,279.94	8.73	41	633	84.01
636 - 640	9,201,737.18	11.96	56	638	84.71
641 - 645	10,096,425.92	13.12	49	643	81.58
646 - 650	11,068,375.62	14.38	55	648	81.93
651 - 655	11,612,535.37	15.09	55	653	82.37
656 - 660	9,558,138.54	12.42	43	658	82.07
Total:	76,945,103.64	100.00	398	640	82.41

DOCTYPES	Current Principal Balance	% of Current Principal Balance	Number of Loans	nzwa FICO	wa LTV
Stated Documentation	38,720,846.29	50.32	179	641	79.72
No Documentation	33,605,615.42	43.67	188	639	85.48
Full/Alt	4,618,641.93	6.00	31	640	82.54
Total:	76,945,103.64	100.00	398	640	82.41

Prepay Penaly - FNBN	Current Principal Balance	% of Current Principal Balance	Number of Loans
None	45,440,324.26	32.19	238
Standard - 6 mos 80	95,715,506.36	67.81	526
Total:	141,155,830.62	100.00	764

Prepay Term - FNBN	Current Principal Balance	% of Current Principal Balance	Number of Loans
0	45,440,324.26	32.19	238
12	28,746,899.40	20.37	146
24	9,059,855.62	6.42	51
36	24,032,099.21	17.03	138
60	33,876,652.13	24.00	191
Total:	141,155,830.62	100.00	764

Prepay Penaly - Greenpoint	Current Principal Balance	% of Current Principal Balance	Number of Loans
None	73,352,333.03	57.77	231
Standard - 6 mos 80	53,614,757.49	42.23	349
Total:	126,967,090.52	100.00	580

Prepay Term - Greenpoint	Current Principal Balance	% of Current Principal Balance	Number of Loans
0	73,352,333.03	57.77	231
12	1,617,680.94	1.27	7
30	954,235.20	0.75	2
36	2,148,611.48	1.69	13
60	48,894,229.87	38.51	327
Total:	126,967,090.52	100.00	580

Prepay Penaly - Homestar	Current Principal Balance	% of Current Principal Balance	Number of Loans
1-20-12	454,699.39	13.88	3
2-Full	215,443.33	6.58	1
5% of any amount prepaid	813,010.79	24.82	3
5% on 80% of the UPB	623,172.78	19.03	4
HS 1-20-12	320,718.78	9.79	1
None	848,127.68	25.90	6
Total:	3,275,172.75	100.00	18

Prepay Term - Homestar	Current Principal Balance	% of Current Principal Balance	Number of Loans
0	848,127.68	25.90	6
12	403,391.04	12.32	2
36	1,702,935.25	52.00	9
60	320,718.78	9.79	1
Total:	3,275,172.75	100.00	18

Prepay Penaly - Natcity	Current Principal Balance	% of Current Principal Balance	Number of Loans
None	960,126.08	100.00	4
Total:	960,126.08	100.00	4

Prepay Term - Natcity	Current Principal Balance	% of Current Principal Balance	Number of Loans
0	960,126.08	100.00	4
Total:	960,126.08	100.00	4

DMSI04-2XS

Back Debt to Income Ratio	Number of Loans	Current Principal Balance	% Current Balance
<= 0.00	600	111,112,090.68	40.80
0.01 - 5.00	2	140,633.48	0.05
5.01 - 10.00	6	643,937.94	0.24
10.01 - 15.00	15	2,570,767.18	0.94
15.01 - 20.00	40	6,387,700.41	2.35
20.01 - 25.00	70	11,905,558.90	4.37
25.01 - 30.00	104	19,150,430.37	7.03
30.01 - 35.00	162	34,352,749.67	12.61
35.01 - 40.00	195	45,761,259.86	16.80
40.01 - 45.00	115	27,280,172.23	10.02
45.01 - 50.00	56	13,014,301.72	4.78
50.01 - 55.00	1	38,617.53	0.01
Total:	1,366	272,358,219.97	100.00

CMO Position
Preliminary Collateral Analysis
DMSI04-2XS; FNBN
764 records
Balance: 141,155,831

Deutsche Bank

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	27	$4,305,099	3.05%
Fixed - 30 Year	642	117,136,707	82.98
Balloon - 15/30	29	5,192,814	3.68
Fixed - 30 Year - IO	66	14,521,210	10.29
Total:	764	$141,155,831	100.00%

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	24	$966,738	0.68%
50,000.01 - 100,000.00	158	12,453,311	8.80
100,000.01 - 150,000.00	192	23,971,853	16.94
150,000.01 - 200,000.00	135	23,416,876	16.55
200,000.01 - 250,000.00	80	17,832,901	12.60
250,000.01 - 300,000.00	63	17,439,500	12.32
300,000.01 - 350,000.00	45	14,371,500	10.16
350,000.01 - 400,000.00	25	9,450,351	6.68
400,000.01 - 450,000.00	18	7,634,450	5.39
450,000.01 - 500,000.00	6	2,923,500	2.07
500,000.01 - 550,000.00	1	514,150	0.36
550,000.01 - 600,000.00	9	5,172,300	3.66
600,000.01 - 650,000.00	6	3,769,300	2.66
650,000.01 - 700,000.00	1	700,000	0.49
850,000.01 - 900,000.00	1	895,000	0.63
Total:	764	$141,511,730	100.00%

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	24	$963,460	0.68%
50,000.01 - 100,000.00	158	12,409,098	8.79
100,000.01 - 150,000.00	192	23,899,479	16.93
150,000.01 - 200,000.00	135	23,365,368	16.55
200,000.01 - 250,000.00	81	18,042,491	12.78
250,000.01 - 300,000.00	62	17,146,396	12.15
300,000.01 - 350,000.00	45	14,339,871	10.16
350,000.01 - 400,000.00	27	10,231,377	7.25
400,000.01 - 450,000.00	16	6,818,108	4.83
450,000.01 - 500,000.00	6	2,914,302	2.06
500,000.01 - 550,000.00	1	514,145	0.36
550,000.01 - 600,000.00	10	5,760,545	4.08
600,000.01 - 650,000.00	5	3,160,052	2.24
650,000.01 - 700,000.00	1	699,232	0.50
850,000.01 - 900,000.00	1	891,907	0.63
Total:	764	$141,155,831	100.00%

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	$623,703	0.44%
5.000 - 5.499	10	3,322,417	2.35
5.500 - 5.999	26	6,284,253	4.45
6.000 - 6.499	51	9,311,731	6.60
6.500 - 6.999	119	22,858,389	16.19
7.000 - 7.499	176	29,989,130	21.25
7.500 - 7.999	265	46,389,647	32.86
8.000 - 8.499	95	18,302,635	12.97
8.500 - 8.999	17	2,947,782	2.09
9.000 - 9.499	3	1,126,143	0.80
Total:	764	$141,155,831	100.00%

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
New York	90	$23,771,159	16.84%
Florida	135	19,490,465	13.81
New Jersey	60	14,304,715	10.13
Illinois	59	11,057,929	7.83
Arizona	54	9,046,251	6.41
California	24	7,383,749	5.23
Connecticut	28	6,219,036	4.41
Nevada	26	5,110,671	3.62
Texas	36	4,110,156	2.91
Massachusetts	16	4,006,155	2.84
Virginia	21	3,962,558	2.81
Georgia	18	3,516,717	2.49
Maryland	15	3,157,806	2.24
South Carolina	23	2,771,335	1.96
Colorado	10	2,685,410	1.90
North Carolina	17	2,278,224	1.61
Pennsylvania	19	2,241,767	1.59
Tennessee	17	2,170,038	1.54
Washington	8	1,823,656	1.29
Ohio	14	1,562,246	1.11
Rhode Island	6	1,554,152	1.10
Michigan	13	1,370,330	0.97
Minnesota	6	1,325,050	0.94
Indiana	13	1,132,350	0.80
New Hampshire	4	814,860	0.58
Wisconsin	8	760,700	0.54
Louisiana	4	581,755	0.41
New Mexico	3	521,519	0.37
District of Columbia	2	521,073	0.37
Utah	2	393,049	0.28
Delaware	1	284,616	0.20
Oregon	2	272,856	0.19
Kansas	2	232,260	0.16
Missouri	2	210,911	0.15
Iowa	2	156,000	0.11
Mississippi	1	105,742	0.07
Kentucky	1	95,414	0.07
Wyoming	1	84,842	0.06
Idaho	1	68,306	0.05
Total:	764	$141,155,831	100.00%

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	451	$81,422,319	57.68%
PUD	153	27,420,044	19.43
2-4 Family	107	24,820,100	17.58
Condo	53	7,493,367	5.31
Total:	764	$141,155,831	100.00%

Orig Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	31	$5,314,976	3.77%
50.01 - 55.00	8	1,557,873	1.10
55.01 - 60.00	12	1,612,502	1.14
60.01 - 65.00	20	3,959,904	2.81
65.01 - 70.00	40	8,669,971	6.14
70.01 - 75.00	33	5,873,044	4.16
75.01 - 80.00	135	26,452,894	18.74
80.01 - 85.00	26	4,654,038	3.30
85.01 - 90.00	121	24,693,664	17.49
90.01 - 95.00	297	52,002,897	36.84
95.01 - 100.00	41	6,364,068	4.51
Total:	764	$141,155,831	100.00%

*** The Above LTV Calculation does not include Simultaneous Seconds

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Documentation	419	$73,870,036	52.33%
Stated Documentation	310	60,628,999	42.95
Full/Alt	35	6,656,796	4.72
Total:	764	$141,155,831	100.00%

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 499	2	$130,903	0.09%
575 - 599	4	601,102	0.43
600 - 624	46	9,595,357	6.80
625 - 649	159	28,246,962	20.01
650 - 674	177	31,459,784	22.29
675 - 699	155	29,667,202	21.02
700 - 724	87	15,999,417	11.33
725 - 749	60	12,412,339	8.79
750 - 774	46	9,275,013	6.57
775 - 799	24	3,364,767	2.38
800 >=	4	402,986	0.29
Total:	764	$141,155,831	100.00%

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	534	$98,055,042	69.47%
Refinance - Cashout	178	32,935,262	23.33
Refinance - Rate Term	52	10,165,526	7.20
Total:	764	$141,155,831	100.00%

CMO Position
Preliminary Collateral Analysis
DMSI04-2XS; FNBN
764 records
Balance: 141,155,831

Deutsche Bank

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	693	$130,663,296	92.57%
Investment	59	8,800,402	6.23
Second Home	12	1,692,133	1.20
Total:	764	$141,155,831	100.00%

Prepayment Penalty Months	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	238	$45,440,324	32.19%
12	146	28,746,899	20.37
24	51	9,059,856	6.42
36	138	24,032,099	17.03
60	191	33,876,652	24.00
Total:	764	$141,155,831	100.00%
Non-zero Weighted Average Prepay Penalty Term: 36			

CMO Position

Preliminary Collateral Analysis

DMSI04-2XS; Greenpoint

580 records

Balance: 126,967,091

Deutsche Bank

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	53	$10,281,956	8.10%
Fixed - 30 Year	453	104,706,129	82.47
Balloon - 15/30	74	11,979,006	9.43
Total:	580	$126,967,091	100.00%

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	25	$1,040,550	0.82%
50,000.01 - 100,000.00	143	10,833,500	8.50
100,000.01 - 150,000.00	108	13,249,892	10.40
150,000.01 - 200,000.00	79	13,988,100	10.98
200,000.01 - 250,000.00	32	7,242,800	5.69
250,000.01 - 300,000.00	23	6,361,100	4.99
300,000.01 - 350,000.00	29	9,589,650	7.53
350,000.01 - 400,000.00	48	18,000,100	14.13
400,000.01 - 450,000.00	40	17,032,700	13.37
450,000.01 - 500,000.00	20	9,571,900	7.51
500,000.01 - 550,000.00	9	4,715,200	3.70
550,000.01 - 600,000.00	10	5,747,200	4.51
600,000.01 - 650,000.00	6	3,794,000	2.98
650,000.01 - 700,000.00	3	2,024,300	1.59
750,000.01 - 800,000.00	3	2,376,000	1.87
850,000.01 - 900,000.00	1	880,000	0.69
900,000.01 - 950,000.00	1	944,000	0.74
Total:	580	$127,390,992	100.00%

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	25	$1,033,152	0.81%
50,000.01 - 100,000.00	143	10,784,245	8.49
100,000.01 - 150,000.00	109	13,351,431	10.52
150,000.01 - 200,000.00	78	13,788,668	10.86
200,000.01 - 250,000.00	32	7,214,488	5.68
250,000.01 - 300,000.00	23	6,334,471	4.99
300,000.01 - 350,000.00	29	9,561,974	7.53
350,000.01 - 400,000.00	49	18,345,300	14.45
400,000.01 - 450,000.00	39	16,586,791	13.06
450,000.01 - 500,000.00	20	9,548,554	7.52
500,000.01 - 550,000.00	9	4,701,439	3.70
550,000.01 - 600,000.00	10	5,727,473	4.51
600,000.01 - 650,000.00	6	3,777,639	2.98
650,000.01 - 700,000.00	3	2,020,248	1.59
750,000.01 - 800,000.00	3	2,370,643	1.87
850,000.01 - 900,000.00	1	878,690	0.69
900,000.01 - 950,000.00	1	941,885	0.74
Total:	580	$126,967,091	100.00%

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	$132,502	0.10%
5.500 - 5.999	14	3,273,269	2.58
6.000 - 6.499	68	16,582,921	13.06
6.500 - 6.999	195	40,357,125	31.79
7.000 - 7.499	182	39,410,302	31.04
7.500 - 7.999	90	20,124,917	15.85
8.000 - 8.499	25	6,200,387	4.88
8.500 - 8.999	4	821,810	0.65
9.000 - 9.499	1	63,859	0.05
Total:	580	$126,967,091	100.00%

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	110	$34,094,410	26.85%
New York	52	18,962,164	14.93
Florida	84	12,560,795	9.89
Oregon	32	6,336,370	4.99
Texas	59	5,503,596	4.33
New Jersey	12	4,798,551	3.78
Illinois	20	4,506,748	3.55
Washington	15	3,710,853	2.92
Massachusetts	9	3,567,729	2.81
Arizona	23	3,365,502	2.65
Maryland	11	3,131,582	2.47
Pennsylvania	21	2,907,334	2.29
Nevada	9	2,646,593	2.08
Connecticut	7	2,534,331	2.00
Ohio	27	2,299,701	1.81
Colorado	12	2,193,164	1.73
Georgia	9	2,086,589	1.64
Virginia	9	2,052,658	1.62
North Carolina	8	1,745,611	1.37
Utah	13	1,698,138	1.34
Idaho	9	1,262,889	0.99
Wyoming	3	813,073	0.64
Minnesota	2	748,076	0.59
Montana	2	616,638	0.49
Oklahoma	7	587,774	0.46
Michigan	4	517,503	0.41
Tennessee	3	510,903	0.40
District of Columbia	2	443,216	0.35
Rhode Island	2	296,562	0.23
New Hampshire	1	199,679	0.16
Louisiana	1	103,755	0.08
South Carolina	1	99,858	0.08
Delaware	1	64,745	0.05
Total:	580	$126,967,091	100.00%

CMO Position
Preliminary Collateral Analysis
DMSI04-2XS; Greenpoint
580 records
Balance: 126,967,091

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	351	$77,607,378	61.12%
2-4 Family	112	24,855,625	19.58
PUD	77	17,071,277	13.45
Condo	40	7,432,810	5.85
Total:	580	$126,967,091	100.00%

Orig Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	22	$4,094,280	3.22%
50.01 - 55.00	7	1,864,269	1.47
55.01 - 60.00	19	3,562,684	2.81
60.01 - 65.00	23	4,929,455	3.88
65.01 - 70.00	34	8,137,323	6.41
70.01 - 75.00	66	11,988,777	9.44
75.01 - 80.00	321	68,776,312	54.17
80.01 - 85.00	6	1,131,976	0.89
85.01 - 90.00	52	14,016,660	11.04
90.01 - 95.00	28	8,141,489	6.41
95.01 - 100.00	2	323,865	0.26
Total:	580	$126,967,091	100.00%

*** The Above LTV Calculation does not include *Simultaneous Seconds*

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Stated Documentation	391	$94,190,927	74.19%
No Documentation	83	18,767,219	14.78
Full/Alt	106	14,008,945	11.03
Total:	580	$126,967,091	100.00%

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
600 - 624	9	$1,837,112	1.45%
625 - 649	61	12,033,086	9.48
650 - 674	114	25,002,441	19.69
675 - 699	116	24,108,035	18.99
700 - 724	98	20,925,769	16.48
725 - 749	80	16,846,286	13.27
750 - 774	69	19,081,020	15.03
775 - 799	31	6,018,732	4.74
800 >=	2	1,114,609	0.88
Total:	580	$126,967,091	100.00%

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	291	$63,754,940	50.21%
Refinance - Cashout	190	43,294,238	34.10
Refinance - Rate Term	99	19,917,913	15.69
Total:	580	$126,967,091	100.00%

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	332	$93,755,811	73.84%
Investment	239	31,408,145	24.74
Second Home	9	1,803,135	1.42
Total:	580	$126,967,091	100.00%

Prepayment Penalty Months	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	231	$73,352,333	57.77%
12	7	1,617,681	1.27
30	2	954,235	0.75
36	13	2,148,611	1.69
60	327	48,894,230	38.51
Total:	580	$126,967,091	100.00%

Non-zero Weighted Average Prepay Penalty Term: 57

CMO Position

Preliminary Collateral Analysis

DMSI04-2XS; Homestar

18 records
Balance: 3,275,173

Deutsche Bank

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	2	$312,726	9.55%
Fixed - 30 Year	16	2,962,446	90.45
Total:	18	$3,275,173	100.00%

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	4	$346,000	10.51%
100,000.01 - 150,000.00	2	270,350	8.21
150,000.01 - 200,000.00	7	1,205,940	36.64
200,000.01 - 250,000.00	1	216,000	6.56
250,000.01 - 300,000.00	2	531,750	16.16
300,000.01 - 350,000.00	1	322,500	9.80
350,000.01 - 400,000.00	1	399,000	12.12
Total:	18	$3,291,540	100.00%

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 - 100,000.00	4	$344,938	10.53%
100,000.01 - 150,000.00	2	269,575	8.23
150,000.01 - 200,000.00	7	1,197,211	36.55
200,000.01 - 250,000.00	1	215,443	6.58
250,000.01 - 300,000.00	2	529,840	16.18
300,000.01 - 350,000.00	1	320,719	9.79
350,000.01 - 400,000.00	1	397,447	12.14
Total:	18	$3,275,173	100.00%

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	$153,147	4.68%
5.500 - 5.999	1	320,719	9.79
6.000 - 6.499	1	159,580	4.87
7.000 - 7.499	7	1,266,579	38.67
7.500 - 7.999	3	320,886	9.80
8.000 - 8.499	5	1,054,263	32.19
Total:	18	$3,275,173	100.00%

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Georgia	5	$1,114,325	34.02%
Colorado	2	529,840	16.18
Florida	4	426,086	13.01
California	1	320,719	9.79
Ohio	2	259,324	7.92
Virginia	1	215,443	6.58
Tennessee	1	159,580	4.87
Oregon	1	153,147	4.68
North Carolina	1	96,709	2.95
Total:	18	$3,275,173	100.00%

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
PUD	8	$1,719,716	52.51%
Single Family Residence	9	1,234,738	37.70
2-4 Family	1	320,719	9.79
Total:	18	$3,275,173	100.00%

Orig Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
60.01 - 65.00	2	$232,888	7.11%
65.01 - 70.00	3	577,156	17.62
75.01 - 80.00	2	251,297	7.67
85.01 - 90.00	4	737,607	22.52
90.01 - 95.00	7	1,476,224	45.07
Total:	18	$3,275,173	100.00%

*** The Above LTV Calculation does not include Simultaneous Seconds

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Documentation	10	$1,628,009	49.71%
Stated Documentation	7	1,487,584	45.42
Full/Alt	1	159,580	4.87
Total:	18	$3,275,173	100.00%

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
600 - 624	2	$354,955	10.84%
625 - 649	6	1,267,452	38.70
650 - 674	3	656,906	20.06
675 - 699	1	151,598	4.63
700 - 724	2	232,888	7.11
725 - 749	1	91,717	2.80
750 - 774	2	442,887	13.52
775 - 799	1	76,769	2.34
Total:	18	$3,275,173	100.00%

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	9	$1,929,748	58.92%
Refinance - Cashout	8	1,192,278	36.40
Refinance - Rate Term	1	153,147	4.68
Total:	18	$3,275,173	100.00%

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	16	$2,877,685	87.86%
Investment	1	320,719	9.79
Second Home	1	76,769	2.34
Total:	18	$3,275,173	100.00%

Prepayment Penalty Months	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	6	$848,128	25.90%
12	2	403,391	12.32
36	9	1,702,935	52.00
60	1	320,719	9.79
Total:	18	$3,275,173	100.00%

Non-zero Weighted Average Prepay Penalty Term: 35

CMO Position
Preliminary Collateral Analysis
DMSI04-2XS; Natcity
4 records
Balance: 960,126

Deutsche Bank

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	2	$693,073	72.19%
Fixed - 30 Year	2	267,053	27.81
Total:	4	$960,126	100.00%

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
100,000.01 - 150,000.00	2	$270,000	27.25%
350,000.01 - 400,000.00	2	721,000	72.75
Total:	4	$991,000	100.00%

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
100,000.01 - 150,000.00	2	$267,053	27.81%
300,000.01 - 350,000.00	1	336,644	35.06
350,000.01 - 400,000.00	1	356,429	37.12
Total:	4	$960,126	100.00%

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	$336,644	35.06%
5.500 - 5.999	1	356,429	37.12
6.000 - 6.499	2	267,053	27.81
Total:	4	$960,126	100.00%

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Arizona	1	$356,429	37.12%
Indiana	1	336,644	35.06
Michigan	1	148,427	15.46
Oregon	1	118,627	12.36
Total:	4	$960,126	100.00%

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	4	$960,126	100.00%
Total:	4	$960,126	100.00%

Orig Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
70.01 - 75.00	1	$148,427	15.46%
75.01 - 80.00	2	475,055	49.48
80.01 - 85.00	1	336,644	35.06
Total:	4	$960,126	100.00%

*** The Above LTV Calculation does not include Simultaneous Seconds

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full/Alt	3	$811,699	84.54%
Stated Documentation	1	148,427	15.46
Total:	4	$960,126	100.00%

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
600 - 624	1	$356,429	37.12%
650 - 674	1	118,627	12.36
675 - 699	1	336,644	35.06
775 - 799	1	148,427	15.46
Total:	4	$960,126	100.00%

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Rate Term	3	$811,699	84.54%
Refinance - Cashout	1	148,427	15.46
Total:	4	$960,126	100.00%

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	3	$841,500	87.64%
Investment	1	118,627	12.36
Total:	4	$960,126	100.00%

Prepayment Penalty Months	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	4	$960,126	100.00%
Total:	4	$960,126	100.00%

Non-zero Weighted Average Prepay Penalty Term: 0

Loan Balance	FICO	LTV	State	Loan Purpose	Occupancy	Property Type	Documentation
650000	634	78.79	FL	P	P	PUD	Stated
650000	654	79.37	NJ	P	P	SFR	NO
603000	764	90	NY	P	P	SFR	NO
792000	786	80	CA-S	RT	P	2F	Full/Alt
628000	752	80	CA-S	P	P	SFR	Stated
650000	769	74.29	CA-N	CO	P	SFR	Stated
669100	689	79.94	FL	P	P	SFR	Stated
650000	804	65	NV	RT	P	PUD	Stated
880000	647	80	CA-S	CO	P	SFR	Stated
683200	687	80	NY	P	P	SFR	Stated
800000	758	79.6	CA-N	RT	P	2F	Stated
944000	718	80	CA-S	P	P	SFR	Stated
640000	674	69.41	CA-N	CO	P	SFR	Stated
618500	658	51.54	NV	CO	P	SFR	Stated
672000	670	80	CA-S	CO	P	3F	Stated
784000	782	80	OR	P	P	PUD	Stated
607500	666	90	FL	P	P	SFR	NO
615100	722	88	VA	P	P	PUD	NO
650000	757	47.66	NV	P	P	PUD	Full/Alt
700000	622	70	CT	CO	P	SFR	NO
601200	727	80	CA-S	P	P	SFR	Stated
895000	763	66.3	CA-S	RT	P	SFR	Stated

Give loan level data characteristics for all loans over $600,000.